UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-41987

U-BX Technology Ltd.

Zhongguan Science and Technology Park
No. 1 Linkong Er Road, Shunyi District, Beijing
People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

On July 21, 2025, Mr. Enze Liang tendered his resignation as a director and the Chair of Audit Committee, a member of Nominating and Corporate Governance Committee and a member of Compensation Committee of U-BX Technology Ltd. (the “Company”), effective July 21, 2025. Mr. Enze Liang’s resignation was not a result of any disagreement with the Company’s operations, policies or procedures.

On July 21, 2025, approved by the Board of Directors, the Nominating Committee and the Compensation Committee of the Company, Mr. Xu Xie was appointed as a director and the Chair of Audit Committee, a member of Nominating and Corporate Governance Committee and a member of Compensation Committee, effective July 21, 2025.

The biographical information of Mr. Xu Xie is set forth below:

Mr. Xu Xie is a finance professional with over a decade of experience in financial management, accounting, and U.S. GAAP compliance. He holds a Bachelor of Economics in Finance from Beijing Normal University. He began his career at Xinghe Du’an Technology (Beijing) Co., Ltd. as a financial settlement specialist and supervisor from 2012 to 2014. He then held senior roles at Yimax (Beijing) Business Consulting Co., Ltd. and Beijing Yimeier Medical Cosmetic Hospital Co., Ltd., where he oversaw financial operations, budgeting, and tax management. In 2019, Mr. Xu became the Chief Financial Officer of Beijing Quanxing Space-Time Technology Co., Ltd., where he led the establishment of the finance department and supported the company’s U.S. IPO preparation with GAAP-compliant reporting and audit coordination. Since 2020, he has been an entrepreneur and external financial consultant, advising multiple companies on U.S. GAAP compliance, audit readiness, and financial reporting improvements.

Mr. Xu Xie does not have a family relationship with any director or executive officer of the Company. He has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

The Board has determined that Xu Xie is independent, pursuant to the definition of independence under Rule 5605(a)(2) of the Nasdaq Listing Rules, based on an evaluation of the relationships between the Company and Xu Xie. The Board has further determined that Xu Xie qualifies as an “audit committee financial expert” under Item 407(d)(5) of Regulation S-K of the Securities Exchange Act of 1934, as amended, and satisfies the financial sophistication requirements of Rule 5605(c)(2)(A) of the Nasdaq Listing Rules, based on his education, experience, and professional background.

Pursuant to the director offer letter by and between the Company and Mr. Xu Xie, dated July 21, 2025, (the “Director Offer Letter with Xu Xie”), the term shall continue until his successor is duly elected and qualified. The Board of Directors may terminate the position as a director for any or no reason. The position shall be up for re-appointment every year by the Board of Directors of the Company. Mr. Xu Xie is entitled to compensation of CN¥50,000 (equal to approximately US$6,971) for each calendar year, payable on a quarterly basis. The offer letter is qualified in its entirety by reference to the complete text of the letter, which is filed hereto as Exhibit 10.1.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Director Offer Letter with Xu Xie, dated July 21, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

U-BX Technology Ltd.

Date: July 23, 2025	By:	/s/ Jian Chen
	Name:	Jian Chen
	Title:	Chief Executive Officer

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